Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At September 30, 2019

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At September 30, 2019
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 9

Condensed Consolidated Interim Statements of Cash Flows	10 – 11

Notes to the Condensed Consolidated Interim Financial Statements	12 – 25

Somekh Chaikin KPMG

Millennium Tower
17 Ha’arba’a St., POB 609, Tel-Aviv
6100601

03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at September 30, 2019 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for these interim periods in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard 1, “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

October 24, 2019

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At September 30		At December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	625,448	467,543	329,950
Short-term deposits and restricted cash	248,998	100,923	186,954
Trade receivables and accrued income	119,316	154,589	132,273
Other receivables and debit balances	58,112	34,446	38,522
Short-term derivative financial instruments	–	2,189	2,721
Total current assets	1,051,874	759,690	690,420

Non‑Current Assets
Long-term deposits and restricted cash	248,963	260,781	181,739
Long-term prepaid expenses	90,025	*91,121	88,351
Deferred tax assets, net	4,116	1,968	2,369
Long-term derivative financial instruments	8,683	–	–
Property, plant and equipment	2,388,593	*2,345,574	2,422,960
Usage right assets	18,595	–	–
Intangible assets	4,430	5,651	4,894
Total non‑current assets	2,763,405	2,705,095	2,700,313

Total assets	3,815,279	3,464,785	3,390,733

*	Reclassified.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At September 30		At December 31
	2019	2018	2018
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Liabilities
Current maturities of loans from banks and others	139,182	84,311	86,576
Trade payables	214,052	232,487	177,268
Dividend payable	30,000	–	–
Other payables and credit balances	52,144	33,911	24,049
Short-term derivative financial instruments	22,845	536	–
Current maturities of lease liabilities	2,389	–	–
Current tax liabilities	–	4,206	3,669
Total current liabilities	460,612	355,451	291,562

Non‑Current Liabilities
Long-term loans from banks and others	1,770,601	1,837,676	1,829,287
Debentures	267,593	286,872	282,883
Long-term lease liabilities	16,237	–	–
Employee benefits	177	280	177
Liabilities for deferred taxes, net	268,450	227,329	228,540
Total non-current liabilities	2,323,058	2,352,157	2,340,887

Total liabilities	2,783,670	2,707,608	2,632,449

Equity
Share capital	1,430	1,319	1,319
Premium on shares	634,136	361,005	361,005
Capital reserves	63,664	83,018	84,749
Retained earnings	271,974	232,900	230,731
Total equity attributable to the Company’s owners	971,204	678,242	677,804
Non‑controlling interests	60,405	78,935	80,480
Total equity	1,031,609	757,177	758,284

Total liabilities and equity	3,815,279	3,464,785	3,390,733

_______________________________	________________________	_________________________
Avisar Paz Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: October 24, 2019

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2019	2018	2019	2018	2018
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Sales	1,017,919	992,677	359,305	341,876	1,306,471
Cost of sales (net of depreciation and
amortization)	697,566	669,335	243,334	223,082	929,401
Depreciation and amortization	82,047	81,738	27,806	28,788	107,208

Gross profit	238,306	241,604	88,165	90,006	269,862

Administrative and general expenses	44,134	37,264	12,606	13,185	51,186
Other income, net	20,598	3,044	16,115	962	6,235

Operating income	214,770	207,384	91,674	77,783	224,911

Financing expenses	78,135	76,499	22,666	25,376	97,893
Financing income	6,072	3,397	3,880	391	7,302
Financing expenses, net	72,063	73,102	18,786	24,985	90,591

Income before taxes on income	142,707	134,282	72,888	52,798	134,320

Taxes on income	39,267	36,141	21,207	13,574	36,803

Income for the period	103,440	98,141	51,681	39,224	97,517

Income attributable to:
The Company’s owners	77,243	75,203	37,408	30,076	73,034
Non‑controlling interests	26,197	22,938	14,273	9,148	24,483
Income for the period	103,440	98,141	51,681	39,224	97,517

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.57	0.57	0.27	0.23	0.55

Diluted income per share (in NIS)	0.56	0.56	0.26	0.22	0.55

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2019	2018	2019	2018	2018
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Income for the period	103,440	98,141	51,681	39,224	97,517

Components of other comprehensive
income (loss) that after the initial
recognition in the statement of
comprehensive income were or will be
transferred to the statement of income

Effective portion of the change in the fair
value of cash-flow hedges	(23,271)	1,458	(23,783)	(202)	2,211

Net change in fair value of derivative
financial instruments used for hedging
cash flows recorded to the cost of the
hedged item	1,886	(494)	4,208	(188)	(590)

Net change in fair value of derivative
financial instruments used to hedge
cash flows transferred to the statement
of income	4,419	–	9,749	–	–

Taxes in respect of items of other
comprehensive income (loss)	856	(222)	444	89	(373)

Total other comprehensive income (loss)
for the period, net of tax	(16,110)	742	(9,382)	(301)	1,248

Total comprehensive income for the period	87,330	98,883	42,299	38,923	98,765

Total comprehensive income attributable
to:
The Company’s owners	61,133	75,945	28,026	29,775	74,282
Holders of non‑controlling interests	26,197	22,938	14,273	9,148	24,483
Total comprehensive income for the period	87,330	98,883	42,299	38,923	98,765

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	(Unaudited)
	In Thousands of New Israeli Shekels
For the nine‑month
period ended
September 30, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Issuance of shares (less)
issuance expenses)	110	271,485	–	–	–	–	–	271,595	–	271,595
Acquisition of non-
controlling interests	–	–	(6,005)	–	–	–	–	(6,005)	5	(6,000)
Share-based payment	–	–	–	–	–	2,677	–	2,677	–	2,677
Exercise of options
and RSUs	1	1,646	–	–	–	(1,647)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividend to the
Company’s
shareholders	–	–	–	–	–	–	(36,000)	(36,000)	–	(36,000)
Dividend to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(47,600)	(47,600)
Elimination of
non-controlling
interests due to sale
of subsidiary	–	–	–	–	–	–	–	–	1,083	1,083
Other comprehensive
loss for the period,
net of tax	–	–	–	(16,110)	–	–	–	(16,110)	–	(16,110)
Income for the period	–	–	–	–	–	–	77,243	77,243	26,197	103,440
Balance at
September 30, 2019	1,430	634,136	(3,407)	(15,659)	77,930	4,800	271,974	971,204	60,405	1,031,609

For the nine‑month
period ended
September 30, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of non-
controlling interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	1,997	–	1,997	–	1,997
Capital reserve in
respect of transactions
with holders of non-
controlling interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(29,000)	(29,000)
Other comprehensive
income for the period,
net of tax	–	–	–	742	–	–	–	742	–	742
Income for the period	–	–	–	–	–	–	75,203	75,203	22,938	98,141
Balance at
September 30, 2018	1,319	361,005	2,598	(55)	77,930	2,545	232,900	678,242	78,935	757,177

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	(Unaudited)
	In Thousands of New Israeli Shekels

For the three‑month
period ended
September 30, 2019

Balance at
July 1, 2019	1,371	479,398	(3,407)	(6,277)	77,930	6,133	234,566	789,714	75,892	865,606
Issuance of shares (less)
issuance expenses)	58	153,092	–	–	–	–	–	153,150	–	153,150
Share-based payment	–	–	–	–	–	314	–	314	–	314
Exercise of options
and RSUs	1	1,646	–	–	–	(1,647)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(30,000)	(30,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(9,382)	–	–	–	(9,382)	–	(9,382)
Income for the period	–	–	–	–	–	–	37,408	37,408	14,273	51,681
Balance at
September 30, 2019	1,430	634,136	(3,407)	(15,659)	77,930	4,800	271,974	971,204	60,405	1,031,609

For the three‑month
period ended
September 30, 2018

Balance at
July 1, 2018	1,319	361,005	2,598	246	77,930	1,288	202,824	647,210	77,787	724,997
Share-based payment	–	–	–	–	–	1,257	–	1,257	–	1,257
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(8,000)	(8,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(301)	–	–	–	(301)	–	(301)
Income for the period	–	–	–	–	–	–	30,076	30,076	9,148	39,224
Balance at
September 30, 2018	1,319	361,005	2,598	(55)	77,930	2,545	232,900	678,242	78,935	757,177

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve in respect of merger		Capital reserve for transactions with shareholders	Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity

								Total
	(Audited)
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of
non-controlling
interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	3,222	–	3,222	–	3,222
Capital reserve in
respect of
transactions with
holders of
non-controlling
interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(29,000)	(29,000)
Other comprehensive
income for the year,
net of tax	–	–	–	1,248	–	–	–	1,248	–	1,248
Income for the year	–	–	–	–	–	–	73,034	73,034	24,483	97,517
Balance at
December 31, 2018	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2019	2018	2019	2018	2018
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from operating activities
Income for the period	103,440	98,141	51,681	39,224	97,517

Adjustments:
Depreciation, amortization and consumption of diesel oil	115,207	85,462	37,717	29,738	118,922
Financing expenses, net	72,063	73,102	18,786	24,985	90,591
Taxes on income	39,267	36,141	21,207	13,574	36,803
Gain on sale of subsidiary	(1,777)	–	–	–	–
Share-based payment transactions	2,677	1,997	314	1,257	3,222
Revaluation of derivatives	1,080	3,024	–	1,455	4,018
	331,957	297,867	129,705	110,233	351,073

Change in trade and other receivables	26,209	14,499	5,029	(48,850)	35,306
Change in trade and other payables	57,627	(5,107)	11,835	13,164	(75,537)
Change in employee benefits	–	–	–	–	(103)
	83,836	9,392	16,864	(35,686)	(40,334)

Taxes paid	(4,138)	–	(36)	–	–

Net cash provided by operating activities	411,655	307,259	146,533	74,547	310,736

Cash flows from investing activities
Interest received	5,975	415	4,667	59	837
Short-term deposits and restricted cash, net	(67,477)	(100,106)	27,367	(100,106)	(104,101)
Withdrawals from long-term restricted cash	2,061	52,314	118	11,803	66,450
Deposits in long-term restricted cash	(69,079)	(44,618)	(14,865)	(139)	(58,913)
Proceeds from sale of subsidiary less cash
sold	2,731	–	–	–	–
Long-term prepaid expenses	(2,913)	*(12,508)	(2,913)	(4,146)	(14,834)
Acquisition of property, plant and
equipment	(85,172)	*(152,088)	(18,954)	(33,829)	(249,197)
Acquisition of subsidiary, net of cash
acquired	–	(8,125)	–	–	(8,125)
Acquisition of non-controlling interests	(1,500)	–	–	–	–
Acquisition of intangible assets	(929)	(281)	(496)	(107)	(473)
Receipts (payments) in respect of derivative
financial instruments, net	(3,075)	193	(1,748)	124	114

Net cash used in investing activities	(219,378)	(264,804)	(6,824)	(126,341)	(368,242)

* Reclassified.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2019	2018	2019	2018	2018
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from financing activities
Interest paid	(54,041)	(65,835)	(15,827)	(16,464)	(88,748)
Costs paid in advance in respect of taking
out of loans	(1,348)	(2,087)	(178)	(549)	(2,328)
Dividends paid to the Company’s
shareholders	(36,000)	–	–	–	–
Dividends paid to holders of non-controlling
interests	(17,600)	(29,000)	–	(8,000)	(29,000)
Investments by holders of non-controlling
interests in capital of the subsidiary	240	–	240	–	–
Proceeds from issuance of shares, less
issuance expenses	271,630	–	153,068	–	–
Receipt of long-term loans from banks and
others	–	102,000	–	80,000	122,000
Repayment of loans from banks and others	(42,597)	(77,087)	(22,449)	(20,780)	(101,015)
Repayment of debentures	(7,360)	(11,200)	–	–	(22,400)
Payment in respect of derivative financial
instruments, net	(6,087)	–	(5,373)	–	–
Repayment of principal of lease liabilities	(1,233)	–	(326)	–	–

Net cash provided by (used in) financing
activities	105,604	(83,209)	109,155	34,207	(121,491)

Increase (decrease) in cash and cash
equivalents	297,881	(40,754)	248,864	(17,587)	(178,994)

Cash and cash equivalents at beginning of
the period	329,950	508,181	378,885	485,213	508,181

Impact of changes in the currency exchange
rate on the balances of cash and cash
equivalents	(2,383)	116	(2,301)	(83)	763

Cash and cash equivalents at end of
the period	625,448	467,543	625,448	467,543	329,950

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 1 –	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is a public company the securities of which are listed for trading on the Stock Exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter together – “the Group”), operate in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the supply of the electricity generated to customers.

The Company operates mainly through the subsidiary (80%), OPC Rotem Ltd. (hereinafter – “Rotem”), which constructed and operates commencing from July 6, 2013, a private power plant, as a result of its win in a tender for construction of a power plant having generation capacity of about 466 megawatts (MW) pursuant to the generation license. In addition, as a result of its win in the above‑mentioned tender, Rotem was issued a license to produce and sell electricity for a period of 30 years. The Rotem power plant operates using conventional technology in an open cycle.

In addition, the Company holds a subsidiary (100%), OPC Hadera Ltd. (hereinafter – “Hadera”), which is currently in the test‑run stage with respect to a power plant that uses cogeneration technology (a power plant that generates electricity and steam), having an installed capacity of up to 148.5 MW. For additional details – see Note 5B.

Furthermore, the Company is advancing, through the subsidiary Zomet Energy Ltd. (hereinafter – “Zomet”) a project for construction of a power plant operating using conventional technology in an open cycle, having a capacity of about 396 MW (hereinafter – “the Zomet Project”) (for additional details – see Note 5A).

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders (transmission, distribution, supply and generation of electricity and, thereafter, also system management), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Electricity Authority supervises both IEC and private electricity producers.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 1 –	The Reporting Entity (Cont.)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements as at and for the year ended December 31, 2018 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on October 24, 2019.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except for that stated in Note 3.

D.	Reclassification

In the statement of financial position as at September 30, 2018, the Company made a reclassification of costs relating to PRMS (petroleum resources management system) in Hadera from the “long‑term prepaid expenses” category to “property, plant and equipment”, in the amount of about NIS 27 million, and accordingly it made a corresponding reclassification of the change in those categories in the statement of cash flows for the periods ended on those dates. The impact on the net cash used in investing activities was in the amount of about NIS 15 million.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 3 –	Significant Accounting Policies

The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied in the Annual Financial Statements, except as detailed below.

A.	Transactions with holders of non‑controlling interests

Transactions with holders of non‑controlling interests in subsidiaries are accounted for as transactions with shareholders. In these transactions, the difference between the fair value of any consideration paid and the amount at which the non‑controlling interests are adjusted in order to reflect the changes in their relative rights in the subsidiary, is recognized directly in the equity attributable to the owners of the Company and it is classified in a capital reserve for transaction with holders of non‑controlling interests.

B.	First-time application of new accounting standards, amendments and interpretations

IFRS 16, Leases

Commencing from the first quarter of 2019, the Group applies IFRS 16, Leases (hereinafter – “the Standard”), which supersedes International Accounting Standard (IAS) 17 “Leases” and the related Interpretations. The provisions of the Standard cancel the existing requirement that lessees classify the lease as an operating or a financing lease. Instead, as for lessees, the Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize an asset and a liability in respect of the lease in its financial statements.

The Group elected to apply the transitional provision whereby on the initial application date it will recognize a lease liability based on the present value of the balance of the future lease payments, discounted based on the lessee’s incremental interest rate on that date, and at the same time it will recognize a “lease usage right” asset in the same amount as the liability, adjusted for the lease payments made in advance or accrued that were recognized as an asset or a liability prior to the initial application date. As a result, the Standard did not have a material impact on the Group’s equity on the initial application date.

In addition, as part of application of the Standard, the Group elected to apply the following leniencies:

(1)	To use a single discount rate for a portfolio of leases with similar characteristics.

(2)	Not to include initial direct costs in measurement of the usage right asset on the initial application date.

Impact of application of the Standard in the period of the report

As a result of application of the Standard in connection with leases classified as operating leases pursuant to IAS 17, the Group recognized usage right assets and lease liabilities as at January 1, 2019, in the amount of NIS 19,797 thousand. The impact of application of the Standard on the Group’s results is not material.

Set forth below are the highlights of the changes in the accounting policies as a result of application of the Standard commencing from January 1, 2019:

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

IFRS 16, Leases (Cont.)

Impact of application of the Standard in the period of the report (Cont.)

1.	Determination whether an arrangement includes a lease

On the date of entering into a lease, the Group determines whether the arrangement is a lease or includes a lease, while examining if the arrangement transfers a right to control use of an identified asset for a period of time in exchange for a payment. When making the evaluation if an arrangement transfers a right to control use of an identified asset, the Group examines whether over the period of the lease it has the following two rights:

(a)	The right to obtain essentially all the economic benefits from use of the identified asset; and

(b)	The right to direct the use of the identified asset.

For lease contracts that include components that are not lease components, such as services or maintenance, which relate to the lease component, the Group elected to treat the contract as separate lease components.

2.	Leased assets and liabilities in respect of a lease

Contracts that convey to the Group control over use of a lease asset during a period in exchange for consideration are treated as leases. Upon the initial recognition, the Group recognizes a liability in an amount equal to the present value of the future lease payments (these payments do not include certain variable lease payments), and at the same time the Group recognizes a usage right asset in an amount equal to the lease liability, adjusted for lease payments made in advance or accrued, and with the addition of direct expenses incurred in the lease.

Since the interest rate embedded in the Group’s leases cannot be easily determined, the Group uses the lessee’s incremental interest rate.

Subsequent to the initial recognition, the usage right asset is accounted for using the cost model, and is amortized over the period of the lease or the useful life of the asset – whichever is shorter.

The Group elected to apply the practical leniency whereby short‑term leases of up to one year or leases wherein the base asset has a low value, are accounted for in such a manner that the lease fees (the rent) are recorded in the statement of income using the “straight‑line” method over the period of the lease, without recognizing a lease asset and/or a lease liability in the statement of financial position.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

IFRS 16, Leases (Cont.)

Impact of application of the Standard in the period of the report (Cont.)

3.	Period of the lease

The period of the lease is determined as the period in which the lease may not be cancelled, together with periods covered by an option to extend or cancel the lease where it is reasonably certain that the lessee will exercise or not exercise the option, respectively.

4.	Variable lease payments

Variable lease payments that depend on the CPI are initially measured by use of the CPI existing on the commencement date of the lease and are included in measurement of the lease liability. Where there is a change in the cash flows from the future lease payments deriving from the change in the CPI or exchange rate, the balance of the liability is updated against the usage right asset.

Other variable lease payments that are not included in measurement of the lease liability are recorded in the statement of income on the date the conditions for these payments are fulfilled.

5.	Amortization of usage right asset

Subsequent to the commencement date of the lease, a usage right asset is measured using the cost method, less accumulated amortization and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The amortization is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

–	Land – 25 years.

–	Offices – 9 years.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 3 –	Significant Accounting Policies (Cont.)

C.	Accounting standards not yet adopted

Amendment to IFRS 3 “Business Combinations”

The Amendment clarifies whether a transaction to acquire activities is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and examples were added illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020, with earlier application being permitted. The Group has not yet commenced examining the impacts of application of the Amendment on the financial statements.

Note 4 –	Financial Instruments

The carrying amounts in the books of certain financial assets and liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables are the same as or approximate their fair values.

The fair values, through use of a “Level 2” valuation method, of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At September 30, 2019
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others	1,891,471	2,246,404
Debentures	290,124	335,575

	At September 30, 2018
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others	1,904,813	2,166,423
Debentures	308,391	326,000

* Includes current maturities and interest payable.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 4 –	Financial Instruments (Cont.)

	At December 31, 2018
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial others	1,905,909	2,083,441
Debentures	293,875	303,582

* Includes current maturities and interest payable.

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

In addition, the Company enters into transactions in derivative financial instruments in order to hedge foreign currency risks and risks of changes in the CPI. The derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

Set forth below is data regarding the representative rates of exchange and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

September 30, 2019	101.0	3.482	3.805
September 30, 2018	100.4	3.627	4.216
December 31, 2018	100.5	3.748	4.292

Change during the nine months ended:
September 30, 2019	0.5%	(7.1)%	(11.3)%
September 30, 2018	1.1%	4.6%	1.5%

Change during the three months ended:
September 30, 2019	(0.7)%	(2.4)%	(6.3)%
September 30, 2018	0.2%	(0.6)%	(0.9)%

Change during the year ended:
December 31, 2018	1.2%	8.1%	3.3%

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information

A.
In January 2019, the Company signed an agreement with the holders of the non‑controlling interests in Zomet for which 5% of Zomet’s share capital is held in trust (hereinafter – “the Sellers”), whereby the Sellers will sell their shares in Zomet to the Company (hereinafter – “the Sale Agreement” and “Shares Being Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones. The aggregate consideration to be paid by the Company for the Shares Being Sold is NIS 27 million, and it is to be paid in installments against a proportionate transfer of the Shares Being Sold to the Company on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the Company made the first payment, in the amount of NIS 1.5 million. The balance of the consideration is to be paid in two installments (against transfer of the balance of the Shares Being Sold, as stated), subject to fulfillment of the milestones in the Zomet project, where most of the consideration, in the amount of NIS 21 million, is to be paid upon completion of the financial closing (if and when completed). As at the date of the report, the remaining two milestones had not yet been fulfilled. Nonetheless, as at the date of the report, the Company included a liability for payment in respect the second milestone, in the amount of NIS 4.5 million, since the Company does not have an unconditional right to refrain from transferring money in connection with this milestone. The difference between the consideration in respect of the first two milestones and the decrease in the share of the holders of the non‑controlling interests was recorded in a capital reserve in respect transactions with holders of non‑controlling interests.

In addition, further to that stated in Note 24(A)(6) to the Annual Financial Statements, in February 2019, the Supreme Court rejected the appeal filed by the City of Kiryat Gat in the Supreme Court.

Further to that stated in Note 24(A)(6) to the Annual Financial Statements, in January 2019, an outline was determined for expansion of the activities of the Group to which the Company belongs (“the Idan Ofer Group” as defined in the outline) in the area of generation of electricity from an economy‑wide business concentration perspective (hereinafter – “the Business Concentration Outline”). The Business Concentration Outline is intended to allow the Business Concentration Committee to revise its opinion regarding provision of a conditional license for generation of electricity to Zomet, and to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to granting the requested license to Zomet, however this being only after compliance with the conditions provided in the Business Concentration Outline, and to permit the Business Concentration Committee to notify the Electricity Authority that it does not see a preclusion for reasons of economy‑wide business concentration to allowing the Idan Ofer Group to receive additional licenses in the area of electricity generation up to the scope provided in the sector arrangement. In April 2019, sale of the shares of the Idan Ofer Group (as defined in the Business Concentration Outline) in Media Network Ltd. was completed, which was stipulated as a condition in the Business Concentration Outline, and as stated below Zomet was granted a conditional license for construction of the power plant.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information (Cont.)

A.
(Cont.)

In April 2019, a conditional license for construction of the power plant for a period of 66 months was delivered to Zomet, this being further to the notification of the Electricity Authority and receipt of the approval of the Minister of National Infrastructures, Energy and Water (hereinafter – “the Minister of Energy”) and after Zomet deposited a guarantee as required, in the amount of about NIS 5 million. The conditional license entered into effect on April 11, 2019 (the date it was signed by the Minister of Energy), and it is conditional on compliance with milestones as provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type.

The Zomet Project, which Zomet is advancing in the framework of Regulation 914, is subject to fulfillment of various conditions, which as at the date of this report had not yet been fulfilled including assurance of the ability to transmit electricity from the project site and maintaining a position in the network on the date required for execution of the project (hereinafter – “a Connection Study”), receipt of building permits for the project, completion of the land issuance processes and completion of a financial closing by the date required for purposes Regulation 914, namely, up to January 1, 2020.

In September 2019, Zomet received the results of a connection study performed by the System Administrator. The connection study includes a limitation on transmission of the full capacity of the power plant to the network beyond a limited number of hours per year, until completion of system projects, the completion of which is expected to take place at the end of 2023. In the Company’s estimate, the connection study received, as stated, despite the limitation provided therein, permits compliance with the condition with respect to the connection study and execution of a financial closing for purposes of Regulation 914. Nonetheless, a decision regarding the significance of the study, including for purposes of compliance with the condition of Regulation 914, is to be made by the Electricity Authority, and as at the date of the report such decision had not yet been received.

Zomet has an option agreement with Kibbutz Netiv HLH for lease of a land area for 25 years (with an option to extend for an additional 25 years) located at the Plugot Intersection, for purposes of construction of the power plant. In order to exercise the said lease option, Kibbutz Netiv HLH is required to obtain the consent of Israel Lands Authority (hereinafter – “ILA”) for issuance of the land and to complete the lease transaction pursuant to the conditions and decisions of the Israel Lands Council with reference to lease of land for employment purposes in the framework of agricultural communities for generation of electricity. The Company was informed by ILA that it appears that there are significant difficulties with respect to the possibility of advancing and approving the employment transaction for purposes of a power plant on the land areas of Kibbutz Netiv HLH, and the Company was requested to present its position. The Company submitted its position to ILA whereby the transaction may be approved in accordance with the relevant decisions of ILA. As at the publication date of this report, the Company is continuing discussions with ILA in order to advance the transaction, however the required approvals have not yet been received. It is noted that in order to advance issuance of building permits for the project, the signature of ILA is required, which as noted above has not yet been received.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information (Cont.)

A.
(Cont.)

As at September 30, 2019, the amount of the investment in the Zomet project amounted to about NIS 58 million. As at the date of the report, in the Company’s estimation, the Company is expected to comply with the conditions required for completion of the financial closing for the Zomet project, including compliance with the connection study and receipt of the building permits for the Zomet project by January 1, 2020 in order to comply with the conditions of Regulation 914. Nonetheless, since some of the conditions for completion of the project’s financial closing, which have not yet been fulfilled, are dependent on factors that are not under the Company’s control, there is uncertainty as to whether the Zomet project will ultimately be completed.

B.
In July 2019, the Minister of Energy approved, further to the decision of the Electricity Authority from June 2019, postponement of the milestone date for the commercial operation that is stipulated in Hadera’s conditional license, up to March 2020, pursuant to the Cogeneration Regulations. Postponement of the commercial operation date in Hadera’s conditional license was approved without foreclosure of a guarantee in the amount of about NIS 1.2 million. Further to that stated in Note 14C(2) to the annual financial statements, in June 2019, it was agreed with the lenders to extend the final date for commercial operation provided in the Hadera financing agreement, up to the end of March 2020 – this being in place of the final date for commercial operation that was originally set as September 2019. In the Company’s estimation, the commercial operation date of Hadera Power Plant is expected to take place during the first quarter of 2020 – this taking into account delays that occurred due to the defective components discovered and the actions necessary in order to complete the test‑run stage. It is noted that based on the information provided by the construction contractor, as at the date of the report the source of the defective components was found, the defective components were replaced and the required treatments and actions are being performed.

Further to that stated in Note 25D to the annual financial statements, in accordance with the agreement with the construction contractor, in the statement of financial position as at September 30, 2019, Hadera recognized an asset (amount) receivable in respect of compensation from the construction contractor due to the said delay, in the amount of about NIS 35 million – this being against a reduction of the “property, plant and equipment” category. As at September 30, 2019, the total investment in the power plant being constructed by Hadera, in the Energy Center and in Hadera’s infrastructures, amounted to about NIS 853 million.

Further to that stated in Note 25A(2) to the annual financial statements, in light of the delay in the commercial operation date of the Hadera Power Plant, as stated above, the Company will be required to pay compensation to customers. As at September 30, 2019, the compensation to customers amounted to about NIS 8 million, of which in the period of the report about NIS 1 million was paid. Pursuant to the provisions of IFRS 15 relating to “contingent consideration”, on the date of payment of compensation to customers, the Company recognizes “long‑term prepaid expenses” that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of “revenues from contracts with customers”.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information (Cont.)

C.
Further to that stated in Notes 9(A) and 25(A) to the Annual Financial Statements, in January 2019 an amendment to the set of agreements between Hadera and Hadera Paper Mills was signed providing that the period of the long‑term supply agreement, whereby Hadera will supply electricity and steam exclusively to Hadera Paper Mills, will be 25 years from the date of commercial operation of the Hadera Power Plant, and the indemnity limitation, in the amount of $2 million, which Hadera is to pay Hadera Paper Mills was removed, such that the indemnification is now unlimited as to amount.

D.
Further to that stated in Note 25(B) to the Annual Financial Statements, in December 2018, the Electricity Authority published a decision regarding update of the tariffs for 2019, whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

E.
Further to that stated in Note 25(J) to the Annual Financial Statements, in January 2019, an amendment to the option agreement with Hadera Paper Mills was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, the Company is to pay Hadera Paper Mills NIS 2.2 million for 2019, and if the Company exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 0.8 million. The amendment to the option provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

Subsequent to the date of the report, in October 2019, the Company notified Hadera Paper Mills with respect to extension of the option period for 2020 and, accordingly, the Company will pay Hadera Paper Mills the amount of NIS 3 million.

F.
In March 2019, OPC Solar Limited Partnership, which is a wholly‑owned limited partnership of the Company (hereinafter – “OPC Solar”) signed a binding memorandum of understanding for sale of all its shares and holdings in Greenday Renewable Energy Ltd. (hereinafter – “Greenday”), through which the Company operated with respect to initiation of projects in the area of electricity generation activities using photovoltaic technology, to Solgreen Ltd., for a consideration of about NIS 2.75 million, plus contingent consideration for success, as defined in the memorandum of understanding.

In May 2019, after receipt of approval of the Supervisor of Economic Competition, the transaction was completed and about NIS 2.75 million was received. The Company expects to receive additional contingent consideration for success fees, estimated at about NIS 1.45 million. The Company included a gain on sale of Greenday, in the amount of NIS 1.8 million, which was recorded in the second quarter of 2019 in the statement of income in the “other income” category.

G.
Further to that stated in Note 23(D) to the Annual Financial Statements, in February 2019, the amount of the guarantees to Israel Electric Company, as required as part of Rotem’s electricity purchase agreement, as described in Note 27(C) to the Annual Financial Statements, were updated to NIS 90 million (linked to the CPI).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information (Cont.)

H.
In February 2019, the Rating Committee of Midroog Ltd. updated Rotem’s long‑term rating to Aa2 with a stable rating outlook and updated the rating of Rotem’s senior debt at Aa2 from a positive rating outlook to a stable rating outlook.

In July 2019, Maalot reconfirmed a rating of A– for the Company and updated the rating outlook to from stable to positive, and reconfirmed a rating of A– for the Company’s debentures (Series A).

In August 2019, a rating of A3 was reconfirmed and the rating outlook was updated to positive for the Company’s debentures (Series A).

I.
In April 2019, Rotem distributed a dividend in the amount of NIS 88 million. The share of the Company and of the holder of the non‑controlling interests in the dividend is NIS 70.4 million and NIS 17.6 million, respectively. In September 2019, Rotem declared distribution of a dividend in the amount of NIS 150 million. The share of the Company and of the holder of the non‑controlling interests in the dividend is NIS 120 million and NIS 30 million, respectively. The dividend was paid in October 2019.

J.	In March 2019, the Company declared distribution of a dividend, in the amount of NIS 36 million, which was paid in April 2019.

K.
Further to that stated in Note 24(A)(3) to the Annual Financial Statements, in January 2019, an amendment was signed to credit framework agreement whereby the operation and maintenance of the Rotem Power Plant will be performed by Rotem itself in place of Rotem Operations Company as provided in the agreement. As part of the amendment to the agreement, Rotem committed to deposit an additional amount of NIS 4 million in the Owners’ Guarantee Fund. Pursuant to the amendment, in February 2019 the corporate guarantee provided by Veridis Power Plants Ltd. (a holder of the non‑controlling interests in Rotem) and the Company, in the amount of $1 million was released. Subsequent to the date of the report, in October 2019, Rotem Operations Company completed a voluntarily liquidation process.

L.
Further to that stated in Note 17B to the annual financial statements, in July 2019, the Company issued 55,289 of the Company’s ordinary shares of NIS 0.01 par value each, to seven managers and officers in the Group, in light of the vesting of the first tranche of the RSUs (Restricted Share Units), which were granted to them as part of the equity remuneration plan for Company employees. In addition, during the third quarter of 2019, the Company issued 60,281 of the Company’s ordinary shares to Company employees as a result of exercise notifications of 180,076 options. The weighted‑average price per share on the exercise dates of the options is NIS 27.31.

During the period of the report, 150,391 options and 31,183 RSUs expired, the vesting period of which had not yet ended, which were issued to a former officer due to conclusion of his service. Accordingly, the balance of the capital reserve, which as at December 31, 2018 amounted to about NIS 221 thousand, was recorded in the statement of income in the “administrative and general expenses” category.

In the period of the report, the salary expenses recorded in the statement of income in respect of all of the Company’s equity remuneration plans, amounted to about NIS 2,677 thousand (of which about NIS 314 thousand relates to the third quarter of 2019).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information (Cont.)

M.
In May and June 2019, the Company’s Board of Directors and the General Meeting of the Company’s shareholders approved the service and employment conditions of Mr. Avisar Paz as the Chairman of the Company’s Board of Directors, including, among other things, allotment of 352,424 options (hereinafter – “the Options”). On June 23, 2019, approval of the Stock Exchange was received to register 352,424 shares for trading that will derive from exercise of the Options and the Options were allotted to Mr. Paz on July 1, 2019. The Options are non‑marketable and each Option is exercisable for one ordinary share of the Company, and in total 352,424 ordinary shares of the Company of NIS 0.01 par value each. The Options were granted in accordance with the Company’s options’ plan (for details – see Note 17B to the annual financial statements) and under the Capital Track (with a trustee) pursuant to Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates are as follows:

Tranche No.	Vesting Conditions	Expiration Date

Tranche 1	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche 2	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche 3	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche 4	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option granted will be NIS 22.80 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of the options on the approval date of the grant by the Board of Directors, using the Black and Scholes Model is NIS 5.67 per option. The calculation is based on a monthly standard deviation of 21.0%–21.6%, a risk‑free annual interest rate for the period of 1.04% to 1.44%, an expected life of 4 to 6 years, and the price of a Company share on May 12, 2019 of NIS 24.24.

The cost of the benefit embedded in the options, which is based on the fair value on the date of their grant amounted to about NIS 2 million. This amount will be recorded in the statement of income over the vesting period of each tranche, commencing from July 1, 2019.

N.
In June 2019, the Company issued to three institutional entities 5,179,147 ordinary shares of NIS 0.01 par value each, constituting about 4% of the Company’s share capital, in exchange for a consideration in the amount of about NIS 120 million. The issuance expenses amounted to about NIS 1.6 million. The price of the shares allotted with respect to each of the offerees was NIS 23.17 per share (based on the share price on the Stock Exchange at the end of the trading day preceding the issuance).

In addition, in September 2019, the Company issued to four institutional entities 5,849,093 ordinary shares of NIS 0.01 par value each, constituting about 4% of the Company’s share capital, in exchange for a consideration in the amount of about NIS 155 million. The issuance expenses amounted to about NIS 1.9 million. The price of the shares allotted with respect to each of the offerees was NIS 26.5 per share (the share price was determined in negotiations between the Company and the offerees).

The consideration from the issuances, as stated, net of the issuance expenses, in the amount of about NIS 271.5 million, was recorded to equity.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2019

Note 5 –	Additional Information (Cont.)

O.
In June 2019, the Group entered into a hedge agreement with Bank Hapoalim Ltd. for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). The Group chose to designate the CPI Transactions as an “accounting hedge”.

P.
In June 2019, in connection with a purchase bid as part of the tender for sale of the Alon Tabur Power Plant, which was published by Israel Electric Company (hereinafter – “the Tender”), the Company provided a financial guarantee linked to the CPI that is valid up to June 2020, in the amount of about NIS 30 million. In July 2019, the Company was informed that it was declared “Second Qualifier” pursuant to the Tender documents.

Q.
Further to that stated in Note 25(G) to the Annual Financial Statements, in July 2019, the arbitration decision was received, which rejected all the contentions of Tamar Partners against Rotem, and also ruled that Tamar Partners is to pay Rotem a reimbursement of expenses, in the amount of about £3.3 million (about NIS 14 million), and a payment in respect of supplementation of the interest on the deposit in trust to Libor + 2%, amounting to about $1.1 million (about NIS 4 million). The above‑mentioned receipts were received and were recorded in the statement of income for the third quarter of 2019 in the “other income” and the “financing income” categories, as applicable.

Note 6 –	Events Occurring Subsequent to the Date of the Statement of Financial Position

In October 2019, the Company declared distribution of a dividend, in the amount of about NIS 200 million, which will be paid to the Company’s shareholders on November 6, 2019.